Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

BEST AVAILABLE

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

22nd August 2002

02049738

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SEC MAIL PROCESSING RECEIVED AUG 30 20.. WASH, D.C. 18..

Dear Sirs

Hongkong Land Holdings Limited (the "Company")

We enclose for your information the following documents of the Company:-

(1) A copy of the Interim Report 2002; and

(2) A notification dated 22nd August 2002 which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
SEP 12 2002
THOMSON
FINANCIAL

Neil M McNamara
Group Corporate Secretary

encl.

dlw 9/6

F:\WIN\AR - IR\2002 IR\Stock Exchanges.doc\4

Full Text Announcement

Other Announcements from this Company | Send to a Friend

Company	Hongkong Land Hldgs Ld
TIDM	HKLD
Headline	Doc re. Interim Report 2002
Released	10:23 22 Aug 2002
Number	2771A

HONGKONG LAND HOLDINGS LIMITED

INTERIM REPORT 2002

Hongkong Land Holdings Limited announces that its Interim Report for the six months ended 30th June 2002 has been posted to shareholders today, Thursday, 22nd August 2002, and is available on the Company's website at www.hkland.com.

A copy of the above report has also been submitted to the UK Listing Authority (the "UKLA"), and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel no. (44) 20 7676 1000

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Hongkong Land Holdings Limited

22nd August 2002

www.hkland.com

END

Close



Hongkong Land Holdings Limited

Interim Report 2002

Hongkong Land is a leading property investment, management and development group with a major portfolio in Hong Kong and with other property and infrastructure interests in Asia.

Hongkong Land Holdings Limited is incorporated in Bermuda with its primary share listing in London. The Company's shares are also listed in Singapore and Bermuda. In addition, it has a sponsored American Depositary Receipt programme. Hongkong Land is a member of the Jardine Matheson Group.

Hongkong Land Limited manages the operations of the Group from Hong Kong and provides services to Hongkong Land China Holdings Limited, Hongkong Land International Holdings Limited and Hongkong Land Infrastructure Holdings Limited:

- Hongkong Land China Holdings Limited owns and manages some five million sq. ft of prime office and retail space in the heart of Hong Kong's Central business district and is developing a range of property activities in Hong Kong and Mainland China.
- Hongkong Land International Holdings Limited is establishing a portfolio of property projects elsewhere in Asia.
- Hongkong Land Infrastructure Holdings Limited holds infrastructure investments in Hong Kong, Mainland China and a number of countries in Asia.

Central Park, a luxury residential development in the Central Business District of Beijing, China (front cover).

Jardines
A member of the Jardine Matheson Group

Highlights

- **Hong Kong office market weak in absence of significant new demand**
- **Investment portfolio valuation declines by 7%**
- **Chater House completed**
- **Central Park residential project in Beijing generates encouraging sales**

- **Results**

Prepared in accordance with IAS (unaudited) Six months ended 30th June				Prepared in accordance with IAS as modified by revaluation of leasehold properties (unaudited) Six months ended 30th June		
Change %	2001 US$m	**2002 US$m**		**2002 US$m**	2001 US$m	Change %
(49)	141	**72**	**Operating profit/(loss)**	**(460)**	152	n/m
(20)	103	**83**	**Underlying profit**	**96**	114	(16)
(73)	103	**28**	**Net profit/(loss)**	**(506)**	114	n/m
%	US¢	**US¢**		**US¢**	US¢	%
(13)	4.30	**3.72**	**Underlying earnings per share**	**4.30**	4.78	(10)
(71)	4.30	**1.24**	**Earnings/(loss) per share**	**(22.73)**	4.78	n/m
–	3.50	**3.50**	**Interim dividend per share**	**3.50**	3.50	–

The Group's financial statements are prepared under International Accounting Standards ('IAS') which no longer permit leasehold interests in land to be carried at valuation. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information prepared in accordance with IAS as modified by the revaluation of leasehold properties in addition to the IAS financial statements. The figures included in the Chairman's Statement are based on this supplementary financial information unless otherwise stated.

Chairman's Statement

The softness in the Hong Kong office market, which characterised the second half of 2001, has continued in 2002. In spite of this challenging market backdrop, occupancy in our existing portfolio in Hong Kong's Central district has been maintained. With the completion of Chater House, Hongkong Land will enhance further its investment property portfolio in Hong Kong. An improvement in demand, however, will be required to achieve rental growth from these excellent assets.

Performance

Underlying profit for the first half of 2002 was US$96 million, a fall of 16% compared with the same period in 2001. Net income from property was 6% lower as rental reversions remained negative. Net financing charges rose as the higher debt levels resulting from share repurchases more than offset the benefit of lower interest rates. Underlying earnings per share fell 10%, the reduced number of shares in issue mitigating impact of lower aggregate earnings.

Under the provisions of revised International Accounting Standards the Group is required to take any movements in the value of its investment property portfolio to profit and loss account. At 30th June 2002, a net revaluation deficit of some US$601 million has been recorded, a reduction of 7% since 31st December 2001, leading to a reported loss of US$506 million for the half year.

The Board has declared an unchanged interim dividend of US¢3.50 per share.

Business Review

Commercial Property

In Hong Kong's Central District market rentals in general fell by approximately 13% during the first half, although the impact on our net rental income was smoothed by the reversionary pattern of our leases. No new competitive buildings were completed in the period, other than our own Chater House. Downward pressure on rents, however, has been caused by tenants reducing their overall space requirements. Although there was greater activity in the leasing market, the uncertain economic outlook led to the deferral of decisions on relocation or expansion. While vacancy in the market has risen, it remains lower in better quality buildings under single ownership.

In June, Hongkong Land obtained an occupation permit for Chater House, and its major office and retail tenants are now fitting out their space. The project, originally announced in 1997, has been completed on time, within budget, and is 53% pre-let. Following the issue of the occupation permit, Hongkong Land's footbridge connections through Chater House to its surrounding portfolio were reopened at the beginning of July.

In Singapore, our joint-venture development with Cheung Kong and Keppel Land, now named One Raffles Quay, is making progress and will be completed in 2005.

Residential Property

In Beijing, our Central Park joint-venture with the Vantone Group received permission to pre-sell in April. Following an effective marketing campaign in Beijing and Hong Kong, there was a high level of interest, with almost half of the first phase of 600 apartments sold. Completion of this phase is expected in 2004.

In Manila, the residential market remains sluggish. Although the Roxas Triangle development is complete, only some 50% of the 182 apartments have been sold.

Grosvenor Land, our property fund managed in joint-venture with Grosvenor Estates of the UK, has invested just over 60% of its committed capital. The fund has now spent over US$80 million on ten acquisitions and further capital may be raised in the second half of 2002.

Infrastructure

In Hong Kong, construction continues at Tradeport, our logistics joint-venture at Hong Kong International Airport, and will be completed at the end of the year. The Group has a 28.5% stake in Asia Container Terminals which has rights in two berths at Container Terminal 9. Construction remains behind schedule at the new terminal, but the delay does not materially affect the value of our investment.

In mainland China, the China Water Company continues to see profitable growth. Thames Water, a unit of the major European utilities group RWE, has invested US$70 million in the business, diluting Hongkong Land's interest from 39% to 25%. The investment provides CWC with both the technical and financial resources it needs to accelerate development. 36%-held Central China Power, however, continues to face a difficult market and it remains management's intention to exit the business.

Finance

New bilateral banking facilities equivalent to some US$230 million were signed during the first half. These maintained our committed borrowing facilities, including the Global Bond arranged last year, at some US$3 billion.

Outlook

The full year's result is expected to remain in line with current trends. A revival of demand in the Hong Kong office market, which remains the key driver of our earnings, will depend on a recovery in global business confidence.

Simon Keswick
Chairman
30th July 2002

Consolidated Profit and Loss Account

Prepared in accordance with IAS					Prepared in accordance with IAS as modified by revaluation of leasehold properties*		
Year ended 31st December	(unaudited) Six months ended 30th June				(unaudited) Six months ended 30th June		Year ended 31st December
2001	2001	**2002**			**2002**	2001	2001
US$m	US$m	**US$m**	*Note*		**US$m**	US$m	US$m
396.5	199.0	**190.6**	*2*	Revenue	**190.6**	199.0	396.5
(101.7)	(47.4)	**(48.9)**		Recoverable and non-recoverable costs	**(37.0)**	(36.1)	(78.2)
294.8	151.6	**141.7**		Net income from properties	**153.6**	162.9	318.3
0.4	2.6	**0.2**		Other income	**0.2**	2.6	0.4
(28.8)	(13.4)	**(14.5)**		Administrative and other expenses	**(14.5)**	(13.4)	(28.8)
266.4	140.8	**127.4**			**139.3**	152.1	289.9
–	–	**–**		Fair value losses on investment properties	**(601.1)**	–	(598.5)
(72.1)	–	**(55.1)**	*3*	Asset impairments and disposals	**2.2**	–	(28.9)
194.3	140.8	**72.3**	*4*	Operating profit/(loss)	**(459.6)**	152.1	(337.5)
(51.7)	(24.7)	**(29.7)**		Net financing charges	**(29.7)**	(24.7)	(51.7)
(0.2)	1.7	**(0.8)**	*5*	Share of results of associates and joint ventures	**(2.7)**	1.9	(0.7)
142.4	117.8	**41.8**		Profit/(loss) before tax	**(492.0)**	129.3	(389.9)
(26.3)	(14.9)	**(14.0)**	*6*	Tax	**(13.9)**	(14.8)	(26.0)
116.1	102.9	**27.8**		Profit/(loss) after tax	**(505.9)**	114.5	(415.9)
(0.1)	–	**(0.1)**		Minority interests	**(0.1)**	(0.1)	(0.1)
116.0	102.9	**27.7**		Net profit/(loss)	**(506.0)**	114.4	(416.0)
US¢	US¢	**US¢**			**US¢**	US¢	US¢
			7	Earnings/(loss) per share			
4.88	4.30	**1.24**		– basic	**(22.73)**	4.78	(17.49)
7.91	4.30	**3.72**		– underlying	**4.30**	4.78	8.94

* The basis of preparation of this supplementary financial information is set out in Note 1.

Consolidated Balance Sheet

Prepared in accordance with IAS					Prepared in accordance with IAS as modified by revaluation of leasehold properties*		
At 31st December	(unaudited) At 30th June				(unaudited) At 30th June		At 31st December
2001	2001	**2002**			**2002**	2001	2001
US$m	US$m	**US$m**	*Note*		**US$m**	US$m	US$m
				Net operating assets			
			8	Tangible assets			
814.1	753.3	**921.0**		Investment properties	**6,626.7**	7,635.8	7,107.0
5.0	5.1	**4.6**		Others	**13.3**	14.0	13.8
819.1	758.4	**925.6**			**6,640.0**	7,649.8	7,120.8
737.6	785.5	**682.6**		Leasehold land payments	**–**	–	–
356.4	404.1	**395.1**		Associates and joint ventures	**414.3**	425.9	377.6
17.4	21.3	**18.3**		Other investments	**18.3**	21.3	17.4
2.4	2.4	**2.4**		Deferred tax assets	**2.4**	2.4	2.4
9.4	9.4	**9.4**		Pension assets	**9.4**	9.4	9.4
1,942.3	1,981.1	**2,033.4**		Non-current assets	**7,084.4**	8,108.8	7,527.6
45.0	43.7	**45.7**		Properties held for sale	**45.7**	43.7	45.0
56.2	45.4	**78.7**		Debtors and prepayments	**78.7**	45.4	56.2
568.6	932.5	**460.8**		Bank balances and other liquid funds	**460.8**	932.5	568.6
669.8	1,021.6	**585.2**		Current assets	**585.2**	1,021.6	669.8
(209.6)	(207.2)	**(244.0)**		Creditors and accruals	**(244.0)**	(207.2)	(209.6)
(502.5)	(795.9)	**(82.3)**	9	Borrowings	**(82.3)**	(795.9)	(502.5)
(15.0)	(20.2)	**(23.1)**		Current tax liabilities	**(23.1)**	(20.2)	(15.0)
(727.1)	(1,023.3)	**(349.4)**		Current liabilities	**(349.4)**	(1,023.3)	(727.1)
(57.3)	(1.7)	**235.8**		Net current assets/(liabilities)	**235.8**	(1.7)	(57.3)
(1,406.6)	(1,090.8)	**(1,854.2)**	9	Long-term borrowings	**(1,854.2)**	(1,090.8)	(1,406.6)
(12.7)	(11.9)	**(13.6)**		Deferred tax liabilities	**(15.7)**	(14.4)	(15.1)
465.7	876.7	**401.4**			**5,450.3**	7,001.9	6,048.6
				Capital employed			
229.5	246.1	**229.5**		Share capital	**229.5**	246.1	229.5
313.6	708.0	**249.3**		Revenue and other reserves	**5,297.9**	6,833.0	5,896.3
(77.7)	(77.7)	**(77.7)**		Own shares held	**(77.7)**	(77.7)	(77.7)
465.4	876.4	**401.1**		Shareholders' funds	**5,449.7**	7,001.4	6,048.1
0.3	0.3	**0.3**		Minority interests	**0.6**	0.5	0.5
465.7	876.7	**401.4**			**5,450.3**	7,001.9	6,048.6
US$	US$	**US$**			**US$**	US$	US$
0.21	0.37	**0.18**		Net asset value per share	**2.45**	2.93	2.72

* The basis of preparation of this supplementary financial information is set out in Note 1.

Consolidated Statement of Changes in Shareholders' Funds

Prepared in accordance with IAS					Prepared in accordance with IAS as modified by revaluation of leasehold properties*		
Year ended 31st December	(unaudited) Six months ended 30th June				(unaudited) Six months ended 30th June		Year ended 31st December
2001	2001	**2002**			**2002**	2001	2001
US$m	US$m	**US$m**	*Note*		**US$m**	US$m	US$m
974.8	974.8	**465.4**		At beginning of period	**6,048.1**	7,089.8	7,089.8
				Net exchange translation differences			
(22.4)	(26.9)	**23.8**		– amount arising in the period	**23.4**	(28.4)	(22.7)
				Revaluation of other investments			
(83.5)	(38.7)	**14.9**		– fair value gains/(losses)	**14.9**	(38.7)	(83.5)
(2.4)	(2.4)	**–**		– transfer to consolidated profit and loss account on disposal	**–**	(2.4)	(2.4)
				Cash flow hedges			
(18.1)	(6.2)	**(20.2)**		– fair value losses	**(20.2)**	(6.2)	(18.1)
11.1	4.4	**11.9**		– transfer to consolidated profit and loss account	**11.9**	4.4	11.1
(115.3)	(69.8)	**30.4**		Net gains/(losses) not recognised in consolidated profit and loss account	**30.0**	(71.3)	(115.6)
116.0	102.9	**27.7**		Net profit/(loss)	**(506.0)**	114.4	(416.0)
(215.2)	(131.5)	**(122.4)**	*10*	Dividends	**(122.4)**	(131.5)	(215.2)
(294.9)	–	**–**		Repurchase of ordinary shares	**–**	–	(294.9)
465.4	876.4	**401.1**		At end of period	**5,449.7**	7,001.4	6,048.1

* The basis of preparation of this supplementary financial information is set out in Note 1.

Consolidated Cash Flow Statement

Prepared in accordance with IAS					Prepared in accordance with IAS as modified by revaluation of leasehold properties*		
Year ended 31st December	(unaudited) Six months ended 30th June				(unaudited) Six months ended 30th June		Year ended 31st December
2001	2001	**2002**			**2002**	2001	2001
US$m	US$m	**US$m**	*Note*		**US$m**	US$m	US$m
				Cash flows from operating activities			
194.3	140.8	**72.3**		Operating profit/(loss)	**(459.6)**	152.1	(337.5)
28.7	13.9	**14.5**		Depreciation and amortisation	**2.6**	2.6	5.2
–	–	**–**		Fair value losses on investment properties	**601.1**	–	598.5
–	(2.4)	**–**		Profit on disposal of other investments	**–**	(2.4)	–
72.1	–	**55.1**		Asset impairments and disposals	**(2.2)**	–	28.9
(0.7)	(0.5)	**0.8**		Decrease/(increase) in debtors and prepayments	**0.8**	(0.5)	(0.7)
(8.6)	(6.5)	**(6.0)**		Decrease in creditors and accruals	**(6.0)**	(6.5)	(8.6)
56.1	33.7	**12.8**		Interest received	**12.8**	33.7	56.1
(119.2)	(67.6)	**(43.9)**		Interest and other financing charges paid	**(43.9)**	(67.6)	(119.2)
(20.8)	(5.8)	**(4.9)**		Tax paid	**(4.9)**	(5.8)	(20.8)
–	–	**0.8**		Dividends received	**0.8**	–	–
201.9	105.6	**101.5**			**101.5**	105.6	201.9
				Cash flows from investing activities			
(21.4)	(11.6)	**(8.9)**		Major renovations expenditure	**(8.9)**	(11.6)	(21.4)
(76.5)	(25.3)	**(72.1)**		Developments capital expenditure	**(72.1)**	(25.3)	(76.5)
(112.6)	(96.0)	**(1.7)**		Investments in and loans to joint ventures	**(1.7)**	(96.0)	(112.6)
(7.9)	(2.5)	**–**		Purchase of other investments	**–**	(2.5)	(7.9)
6.4	6.4	**–**		Disposal of other investments	**–**	6.4	6.4
(212.0)	(129.0)	**(82.7)**			**(82.7)**	(129.0)	(212.0)
				Cash flows from financing activities			
591.2	591.2	**–**		Net proceeds from issue of bonds	**–**	591.2	591.2
(474.0)	(274.1)	**(391.0)**		Repayment of secured bank loans	**(391.0)**	(274.1)	(474.0)
389.2	38.5	**391.0**		Drawdown of unsecured bank loans	**391.0**	38.5	389.2
(248.4)	(173.1)	**(5.7)**		Repayment of unsecured bank loans	**(5.7)**	(173.1)	(248.4)
(307.3)	(307.3)	**–**		Repayment of 4% convertible bonds	**–**	(307.3)	(307.3)
(64.1)	–	**–**		Repayment of 7.625% bonds	**–**	–	(64.1)
(214.5)	(123.0)	**(121.5)**		Dividends paid by the Company	**(121.5)**	(123.0)	(214.5)
(587.0)	(291.9)	**–**		Repurchase of ordinary shares	**–**	(291.9)	(587.0)
(914.9)	(539.7)	**(127.2)**			**(127.2)**	(539.7)	(914.9)
0.1	0.2	**0.2**		Effect of exchange rate changes	**0.2**	0.2	0.1
(924.9)	(562.9)	**(108.2)**		Net decrease in cash and cash equivalents	**(108.2)**	(562.9)	(924.9)
1,491.1	1,491.1	**566.2**		Cash and cash equivalents at beginning of period	**566.2**	1,491.1	1,491.1
566.2	928.2	**458.0**		Cash and cash equivalents at end of period	**458.0**	928.2	566.2
US¢	US¢	**US¢**			**US¢**	US¢	US¢
7.59	3.93	**4.16**	*11*	Cash flow per share	**4.16**	3.93	7.59

* The basis of preparation of this supplementary financial information is set out in Note 1.

1 Accounting policies and basis of preparation

The unaudited interim condensed financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting.

There have been no changes to the accounting policies described in the 2001 annual financial statements. As in 2001, the Group is required to account for leasehold land in respect of investment and other properties at amortised cost in order to comply with IAS. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information on pages 4 to 7 prepared in accordance with IAS as modified by the revaluation of leasehold properties.

2 Revenue

	Prepared in accordance with IAS (unaudited) Six months ended 30th June	
	2002	2001
	US$m	US$m
By business		
Property		
Rental income	**161.1**	169.1
Service and management charges	**29.5**	29.9
	190.6	199.0

3 Asset impairments and disposals

	Prepared in accordance with IAS (unaudited) Six months ended 30th June	
	2002	2001
	US$m	US$m
Impairment provision on properties	**(57.3)**	–
Gain on dilution of interest in a joint venture	**2.2**	–
	(55.1)	–
By business		
Property	**(57.3)**	–
Infrastructure	**2.2**	–
	(55.1)	–

4 Operating profit

	Prepared in accordance with IAS (unaudited) Six months ended 30th June	
	2002	2001
	US$m	US$m
By business		
Property	**138.1**	151.1
Infrastructure	**(0.8)**	(1.1)
Corporate	**(9.9)**	(9.2)
	127.4	140.8
Asset impairments and disposals (see Note 3)	**(55.1)**	–
	72.3	140.8

5 Share of results of associates and joint ventures

	Prepared in accordance with IAS (unaudited) Six months ended 30th June	
	2002	2001
	US$m	US$m
By business		
Property	**(1.1)**	0.4
Infrastructure	**(0.2)**	0.8
Corporate	**0.5**	0.5
	(0.8)	1.7

6 Tax

	Prepared in accordance with IAS (unaudited) Six months ended 30th June	
	2002	2001
	US$m	US$m
Company and subsidiaries	**13.7**	14.7
Associates and joint ventures	**0.3**	0.2
	14.0	14.9

Tax on profits is provided at the rates of taxation prevailing in the territories in which the Group operates.

7 Earnings per share

Earnings per share are calculated on net profit of US$27.7 million (2001: US$102.9 million) and on the weighted average number of 2,225.6 million (2001: 2,391.3 million) shares in issue during the period, which excludes 69.6 million shares in the Company held by a wholly-owned subsidiary.

Earnings per share reflecting the revaluation of leasehold properties are calculated on net loss of US$506.0 million (2001: profit of US$114.4 million) as shown in the supplementary financial information.

Additional earnings per share are also calculated based on underlying profit. The difference between underlying profit and net profit/(loss) is reconciled as follows:

Prepared in accordance with IAS (unaudited) Six months ended 30th June			Prepared in accordance with IAS as modified by revaluation of leasehold properties (unaudited) Six months ended 30th June	
2001 US$m	**2002 US$m**		**2002 US$m**	2001 US$m
102.9	**27.7**	Net profit/(loss)	**(506.0)**	114.4
–	**–**	Revaluation of leasehold properties	**603.9**	–
–	**55.1**	Asset impairments and disposals	**(2.2)**	–
102.9	**82.8**	Underlying profit	**95.7**	114.4

8 Tangible assets and capital commitments

	Prepared in accordance with IAS (unaudited) At 30th June		At 31st December
	2002 US$m	2001 US$m	2001 US$m
Tangible assets			
Net book value at beginning of period	**819.1**	741.2	741.2
Exchange rate adjustments	**5.6**	(6.7)	(8.5)
Additions	**112.6**	35.5	116.1
Depreciation	**(11.7)**	(10.9)	(22.6)
Transfer to properties held for sale	**–**	(0.7)	(0.7)
Release of contingency	**–**	–	(6.4)
Net book value at end of period	**925.6**	758.4	819.1
Capital commitments	**503.6**	849.3	639.1

9 Borrowings

	Prepared in accordance with IAS		
	(unaudited) At 30th June		At 31st December
	2002	2001	2001
	US$m	US$m	US$m
By currency			
Hong Kong Dollar			
Secured bank loans	**489.7**	977.3	881.0
Unsecured bank loans and overdrafts	**603.5**	41.0	211.9
7.625% bonds – 1993/2001	**–**	64.9	–
	1,093.2	1,083.2	1,092.9
Singapore Dollar			
Secured bank loans	**–**	104.9	–
Unsecured bank loans	**220.8**	–	216.1
	220.8	104.9	216.1
United States Dollar			
Secured bank loans	**2.0**	2.0	2.0
Unsecured bank loans and overdrafts	**1.3**	113.8	1.3
7% bonds – 2001/2011	**618.6**	581.1	596.1
	621.9	696.9	599.4
Vietnamese Dong			
Unsecured bank loans and overdrafts	**0.6**	1.7	0.7
	1,936.5	1,886.7	1,909.1
Less: Current borrowings	**(82.3)**	(795.9)	(502.5)
	1,854.2	1,090.8	1,406.6

10 Dividends

	Prepared in accordance with IAS	
	(unaudited) Six months ended 30th June	
	2002	2001
	US$m	US$m
Final dividend in respect of 2001 of US¢5.50 (2000: US¢5.50) per share	**122.4**	131.5

An interim dividend in respect of 2002 of US¢3.50 (2001: US¢3.50) per share amounting to a total of US$77.9 million (2001: US$83.7 million) is declared by the Board and will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2002.

11 Cash flow per share

Cash flow per share is based on cash flows from operating activities less major renovations expenditure amounting to US$92.6 million (2001: US$94.0 million) and is calculated on the weighted average of 2,225.6 million (2001: 2,391.3 million) shares in issue during the period, which excludes 69.6 million shares in the Company held by a wholly-owned subsidiary.

12 Contingent liabilities

	Prepared in accordance with IAS		
	(unaudited) At 30th June		At 31st December
	2002	2001	2001
	US$m	US$m	US$m
Guarantees in respect of			
– facilities made available to associates and joint ventures	**38.5**	–	–
– Container Terminal 9 development in Hong Kong	**89.5**	271.2	93.3

Shareholder Information

Dividend

The interim dividend of US¢3.50 per share will be payable on 16th October 2002 to shareholders on the register of members at the close of business on 23rd August 2002. The ex-dividend date will be on 21st August 2002, and the share registers will be closed from 26th to 30th August 2002, inclusive. Shareholders will receive their dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 26th September 2002. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing ten business days prior to the payment date. Shareholders holding their shares through The Central Depository (Pte) Limited ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars.

Press releases and other financial information of the Group can be accessed through the Internet at "www.hkland.com".

Hongkong Land Holdings Limited

Jardine House Hamilton Bermuda